

Mail Stop 3030

October 6, 2015

Via E-mail
Mr. Gregory Sullivan
President and Chief Executive Officer
Security Devices International, Inc.
4830 West Kennedy Blvd., Suite 600
Tampa, Florida 33609

  Re: **Security Devices International, Inc.**
      Form 10-K for the Fiscal Year Ended November 30, 2014
      Filed February 24, 2015
      File No. 333-132456

Dear Mr. Sullivan:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2014

1. We note that you have not provided a signature page in this filing. Accordingly, please make a full amendment to the filing which includes, on behalf of the registrant, the signatures of your principal executive officer, principal financial officer, principal accounting officer and at least the majority of the board of directors or persons performing similar functions. Refer to General Instruction D.2 of Form 10-K.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 17

2. We note that Management´s Annual Report on Internal Control Over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission´s Internal Control - Integrated Framework that was used to

perform your assessment as required by Item 308(a)(2) of Regulation S-K. Please revise future filings, including the requested amendment, to include a report that identifies the version of the COSO Integrated Framework you used in the assessment, - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin Kuhar

Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery